November 19, 2018

VIA EDGAR CORRESPONDENCE

Mr. Raymond Be

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	The China Fund, Inc. (“Registrant”)

(File No. 811-05749)

Dear Mr. Be:

This letter is in response to the comments that you provided to Brian F. Link, Secretary of the Registrant, on November 16, 2018 regarding the preliminary proxy statement for the above-referenced Registrant, which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on November 9, 2018 (the “proxy statement”). The comments of the SEC Staff and the Registrant’s responses are listed below:

1. Comment: Under PROPOSAL 1 - APPROVAL OF PROPOSED INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT, clarify that if shareholders approve the Proposed Agreement it will result in a new investment adviser managing the Fund.

Response: The Registrant has modified the relevant disclosure as follows (new disclosure underlined):

If approved by the stockholders of the Fund, the Proposed Agreement will replace the Current Management Agreement and Matthews International Capital Management, LLC (“Matthews Asia”) will replace Allianz as investment adviser to the Fund.

2. Comment: Under PROPOSAL 1 - APPROVAL OF PROPOSED INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT – Fee Proposal, disclose in plain English what is meant by the following statement: “Under the structure of this fee, the fee rate and the amounts paid to Matthews Asia would increase discontinuously (and not just on marginal assets) if the Fund’s average daily net assets decline to $150,000,000 or lower.”

Response: The Registrant has modified the relevant disclosure as follows: (new disclosure underlined; removed disclosure [bracketed]):

[Under the structure of this fee, the fee rate and the amounts paid to Matthews Asia would increase discontinuously (and not just on marginal assets) if the Fund’s average daily net assets decline to $150,000,000 or lower.] The structure of this fee is unlike the structure of the fees under the Current Management Agreement that has a higher fee rate for lower asset levels that apply to assets only up to a certain level and then a lower fee rate for higher asset levels that apply to assets only above that certain level. For the Fund, the lower fee rate charged by Matthews Asia would apply to all assets if the Fund’s average net assets are above $150 million and the higher fee rate would apply to all assets if the Fund’s average net assets are $150 million or below.

If you have any further comments or questions, please contact me at (203) 253-5090.

Sincerely,

/s/ Leonard Mackey
Leonard Mackey, Esq.
Clifford Chance US LLP